[LPNT Letterhead]

April 7, 2017

Via Edgar

Mr. Larry Spirgel

Assistant Director
Office of Telecommunications

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	LifePoint Health, Inc.
Form S-4 Registration Statement (the “Form S-4”)
Filed March 1, 2017
File No. 333-216346

Dear Mr. Spirgel:

Set forth below are the responses of LifePoint Health, Inc. (the “Company”) to the oral comments on the above-referenced document from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were discussed on a call between Paul Fischer of your office and our outside counsel, Michelle Rutta at White & Case LLP, on March 3, 2017.  For your convenience, a summary of the oral comments provided by the Staff have been included in this letter preceding our responses.  References within the response and acknowledgements to “we,” “us,” “our” and the “Company” herein refer to LifePoint Health, Inc.

1.              Please confirm that the Company will either include executive compensation disclosure in its filing or go effective after the filing of the Company’s proxy statement.

We confirm that we will seek an effective date for the Form S-4 that is after the filing of our Proxy Statement for our 2017 annual meeting of shareholders.

2.              Please review Staff Legal Accounting Bulletin (“SLAB”) #19, section 3(a) in respect of assumptions to the Exhibit 5 opinions.

We confirm that we have reviewed the Exhibit 5 opinions in connection with the Form S-4 filing, including the opinions from West Virginia, Mississippi, Kentucky and Virginia counsel which are being filed together herewith, in an exhibits only amendment to the Form S-4, in light of SLAB #19, section 3(a) and believe that all such opinions adhere to the guidance with respect to the assumptions therein, other than (i) as set forth in response #4 below and (ii) Exhibit 5.5, encompassing four opinions, which have been revised to remove the assumptions in the fourth paragraph thereof as to the validity and binding effect of documents and the authorization, execution and delivery of documents by parties other than the Guarantors.  These four opinions are being filed together herewith, in an exhibits only amendment to the Form S-4.

3.              Please review the fourth paragraph of the opinion filed as Exhibit 5.1 and consider whether the language regarding the execution, issuance, delivery and authentication of the Notes can be removed in light of SLAB #19, section 3(a).

We have reviewed the referenced paragraph, and have confirmed with the relevant counsel that the execution, issuance and delivery of the Notes by the Company and the authentication of the Notes by the Trustee must be addressed prospectively in the opinion, because the Notes will not be executed, issued, delivered or authenticated until the end of the exchange offer period, which will be a period of at least 20 business days following effectiveness of the Form S-4.

4.              Please review the opinion filed as Exhibit 5.9 and consider whether assumptions (b), (c), (d) and (f) can be removed in light of SLAB #19.

Exhibit 5.9 has been revised to remove assumptions (b), (c), (d) and (f) and is being filed together herewith, in an exhibits only amendment to the Form S-4.

If we can facilitate the Staff’s review, or if the Staff has any questions, please telephone me at (615) 920-7639.  Thank you for your time and consideration.

Sincerely,

/s/ Christy S. Green

Christy S. Green
Vice President and
Associate General Counsel

cc:	Michael S. Coggin
Chief Financial Officer

Michelle B. Rutta
White & Case LLP